EXHIBIT 99.3 – Banco Santander, S.A. Digital Transformation Award

Banco Santander, S.A.’s (the “Bank” or “Banco Santander”) remuneration system includes the delivery of shares and share options of the Bank that has been approved by the board of directors on the terms and conditions described below:

I.	Purpose and Beneficiaries

The Digital Transformation Award for 2020 (the “Digital Award”) will be implemented in connection with the variable remuneration policy for financial year 2020 and the specific award will be approved by the board of directors or the appropriate body as detailed below.

The purpose of the Digital Award is to attract and retain talent that will advance, accelerate and deepen the digital transformation of Banco Santander. With this program, Banco Santander offers a compensation element that is competitive with remuneration systems being offered by other market players competing for digital talent.

The number of beneficiaries of the Digital Award is limited to a maximum of 250 persons, and the total amount of the incentive is limited to €30 million. Participants will be nominated by senior management of Banco Santander. Consequently, nominations will be reviewed and finally approved by the remuneration committee or the board of directors, as appropriate. Notwithstanding the above, inclusions of beneficiaries (through promotion, mobility or hiring at Banco Santander) may be approved at any given time, without at any time changing the authorised maximum number of shares or share options to be delivered.

II.	Operation

The qualifier for the Digital Award is meeting important milestones that are aligned with Banco Santander’s digital roadmap and determined by the board of directors, taking into account the digitalization strategy of the Bank.

The funding of the Digital Award is subject to Banco Santander’s ability to achieve key milestones in the transformation of the Bank, supporting its evolution to be the best open, responsible global financial services platform. These milestones and the metrics used to evaluate its achievement level, will be set by the board of directors upon proposal from the remuneration committee at the beginning of every year. In 2020 and regarding the Digital Award, the performance conditions to be evaluated will be measured against the success of seven global platform initiatives, to which, if relevant, and if the board deems appropriate following a proposal by the remuneration committee, others may be added:

1.	In relation to the global merchant services (GMS) platform: platform commercial rollout in 3 new geographies, enhanced platform functionality (merchant portal, e-commerce solution and integration), while achieving volume targets for transactions and participating merchants.

2.	In relation to global trade services (GTS) platform: platform commercial rollout in 8 new geographies, enhance platform functionality (international payments, treasury, trade and working capital solutions and trade facilitation), while achieving financial year-end volume targets for on-boarded clients and monthly active users.

3.	In relation to OpenBank: launch of OpenBank in a new target market and migration of the retail banking infrastructure to “new-mode” bank.

4.	In relation to SuperDigital: launch of global platform in at least 4 countries, driving target active user growth.

5.	In relation to Centers of Expertise: deploy machine learning across pre-defined markets for 4 priority use cases, rollout Conversion Rate Optimization (Digital marketing) for at least 40 sales programs, delivering profit targets, and drive reduction of agent handled calls in contact certers.

6.	In relation to Digital Assets: successful implementation of initiatives related to on-board and identity services, common API (application programming interface) layer, payment hubs, mobile app for SMEs and virtual assistant services.

7.	In relation to PagoFX: launch of global platform in at least 4 countries.

At the beginning of 2021 and following a proposal of the remuneration committee, the board of directors will verify if the milestones on which the amount of the 2020 Digital Award is contingent have been met. Subsequently, if applicable, the 2020 Digital Award for each beneficiary will be granted (awarding a specific number of shares and granting a specific number of share options). The Digital Award will be implemented 50% in shares of Banco Santander and 50% in share options of Banco Santander, based on the fair value of the share options when they are granted.

The public information for fiscal year 2020 that will be made available to the shareholders on the occasion of 2021 general shareholders´ meeting will include a breakdown of the accomplishment of the milestones on which the amount of the Digital Awards depends.

For Identified Staff members subject to a 5-year deferral period, the award (shares and share options) will vest in thirds on the 3rd, 4th and 5th anniversary of the grant. For Identified Staff members subject to a 3-year deferral period, and staff with no deferral requirement, the award will vest in full on the 3rd anniversary of the grant. In both cases, the deferral drives emphasis on fostering long-term share value creation. Share options vested can be exercised until maturity; with all options lapsing after 8 years from granting.

Any delivery of shares, or share options (liquidated or not and including the outcome of the settlement of such share options) will be subject generally to the Banco Santander group’s general malus & clawback provisions, as described in Banco Santander group’s remuneration policy, and to the continuity of the beneficiary within the Banco Santander group. In this regard, the board may define specific rules for non-Identified Staff.

III.	Maximum number of shares to be delivered and rules applicable

The final number of shares directly delivered to each beneficiary shall be calculated taking into account: (i) the amount resulting from applying applicable taxes (including withholdings and payments on account), and (ii) the average weighted daily volume of the average weighted listing prices of the shares of Santander for the fifteen trading sessions prior to the Friday (exclusive) of the previous week to the date on which the board of directors, or the appropriate body in each case, approves the Digital Award for financial year 2020 (the “2021 Listing Price”).

Taking into account that the maximum amount of the Digital Award to be delivered in shares to the beneficiaries of this award amounts to 15 million euros (the “Maximum Amount of the Digital Award Distributable in Shares” or “MADADS”), the maximum number of shares of Banco Santander that may be delivered to such beneficiaries under this award (the “Limit of Digital Award in Shares” or “LDAS”) will be determined, after deducting any applicable taxes (including withholdings and payments on account), by applying the following formula:

MADADS
LDAS	=	2021 Listing Price

Consistent with Banco Santander group’s policy for Identified Staff members, Banco Santander shares received by Identified Staff cannot be transferred for one year following each delivery of shares.

IV.	Maximum number of share options to be delivered and rules applicable

Each share option will have only one share as underlying asset and the strike price of each option is equal to the 2021 Listing Price. Liquidation of the options upon exercise will take place through a settlement by difference between the strike price for the option and the applicable Banco Santander share market price at exercise.

Determining the maximum number of shares to be delivered upon exercising the share options (the “Limit of Digital Award in Share Options” or “LDASO”) will be based on the maximum number of shares that would be delivered to each beneficiary as a consequence of the share options being exercised if the liquidation of the share options were implemented by delivering Banco Santander shares, which shall be calculated taking into account: (i) the fair value (“FV”) calculated according to general applicable accounting rules (IFRS - International Financial Reporting Standards) for share-based payments as of the options grant date, which will be a fraction of the 2021 Listing Price; and (ii) the 2021 Listing Price.

Taking into account that the maximum amount of the Digital Award to be delivered in share options to its beneficiaries amounts to 15 million euros (the “Maximum Amount of the Digital Award Distributable in Share Options” or “MADADSO”), the LDASO will be determined, after deducting any applicable taxes (including withholdings and payments on account), by applying the following formula:

MADADSO
LDASO	=	2021 Listing Price x FV

Exercising options may only be allowed during specific timeframes within the year as determined in the relevant plan regulations.

V.	Other Rules

In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares and the conditions of the exercise of the share options to be delivered will be modified so as to maintain the percentage of the total share capital represented by those shares or, by any other means, correct the effect of such change.

Information from the stock exchange with the largest trading volume will be used to determine the listing price of the share.

If necessary or appropriate for legal, regulatory or similar reasons, the delivery mechanisms provided for herein may be adapted in specific cases without altering the maximum number of shares or share options linked to the award or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares or the share options with the delivery of equivalent amounts in cash, or vice versa.

The shares to be delivered may be owned by the Bank or by any of its subsidiaries, be newly-issued shares, or be obtained from third parties with whom agreements have been signed to ensure that the commitments made will be met.